Filed Pursuant to Rule 433
Issuer Free Writing Prospectus Dated July 11, 2012
Registration No. 333-172483

Update to Preliminary Prospectus Supplement

Dated July 9, 2012

The disclosure in the preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) of Beazer Homes USA, Inc. (“we,” “us,” “our” or “the Company”) dated July 9, 2012 under the heading “Recent Developments—Concurrent Offering of Tangible Equity Units” is modified to provide as follows:

Concurrently with this offering, pursuant to a separate prospectus supplement, we are offering 4,000,000 of our 7.50% tangible equity units in an underwritten public offering (4,600,000 if the underwriters fully exercise their option to purchase additional tangible equity units to cover over-allotments, if any). Assuming no exercise of the underwriters’ over-allotment option with respect to the tangible equity units offering, we estimate that the net proceeds of the tangible equity units offering, after deducting the underwriting discount and estimated expenses, will be approximately $96.5 million, although there can be no assurance that the tangible equity units offering will be completed.

Completion of this offering is not contingent on the completion of the tangible equity units offering, and the completion of the tangible equity units offering is not contingent on the completion of this offering.

The disclosure in the Preliminary Prospectus Supplement under the heading “Recent Developments—Other Potential Refinancing Opportunities” is modified to eliminate the reference to our intention to redeem certain of our secured and unsecured notes to provide that the Company currently intends to redeem only its 12.0% senior secured notes due 2017 and does not expect to redeem its 6.875% senior notes due 2015 shortly after this offering. However, the Company will continue to seek refinancing opportunities, which may include the repurchase, redemption or repayment of certain of its indebtedness, including its 6.875% senior notes due 2015.

The disclosure in the Preliminary Prospectus Supplement in the last sentence of the third paragraph under the heading “Recent Developments—Impact of Transactions on Use of our NOLs; NOL Protections to Remain in Place” and in the third sentence of the third paragraph under the heading “Risk Factors—The tax benefits of our net operating loss carryforwards and any future recognized built-in losses in our assets will be substantially limited if we experience an ‘ownership change’ as defined in Section 382 of the Internal Revenue Code, and as a result of this offering and the concurrent tangible equity unit offering, we have moved closer to experiencing an ownership change under Section 382.” is modified to provide that if both of the common stock and concurrent tangible equity unit transactions are completed as currently contemplated in the prospectus supplement, we estimate that the Section 382 ownership shift will increase to less than 35%.

A copy of the Preliminary Prospectus Supplement dated July 9, 2012 can be obtained by following this hyperlink:

http://www.sec.gov/Archives/edgar/data/915840/000119312512297623/d375756d424b5.htm

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, prospectuses may be obtained from: (i) Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York, 10010, or by telephone at +1 (800) 221-1037, or by email at newyork.prospectus@credit-suisse.com; (ii) Goldman, Sachs & Co., via telephone: (866) 471-2526, email: prospectus-ny@ny.email.gs.com, or standard mail at Goldman, Sachs & Co., 200 West Street, New York, NY 10282, Attn: Prospectus Department; (iii) Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005-2836 or by telephone at: (800) 503-4611, or by email at: prospectus.CPDG@db.com; or (iv) UBS Securities LLC, 299 Park Avenue, New York, NY 10171, Attention: Prospectus Department, or by calling (888) 827-7275.